June 13, 2025

Yong Hu
Chief Executive Officer
Jianzhi Education Technology Group Co Ltd
15/F, Tower A, Yingdu Building, Zhichun Road
Haidian District, Beijing 100086
People   s Republic of China

       Re: Jianzhi Education Technology Group Co Ltd
           Draft Registration Statement on Form F-1
           Submitted May 28, 2025
           CIK No. 0001852440
Dear Yong Hu:

       We have conducted a limited review of your draft registration statement and have the following comment(s).

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted May 28, 2025
General

1. We note that you are seeking to register the sale of ADSs "directly to certain investors" and that "[p]rice and other terms will be determined through arm's length negotiation between our company and each of the investors." Please provide your analysis as to whether you are conducting a delayed or continuous primary offering pursuant to Rule 415(a)(1)(x) under the Securities Act and, if so, why you believe this offering may be registered on Form F-1, rather than Form F-3. Address as part of your response whether the ADSs may be sold at disparate prices to different investors and how you intend to comply with Rule 430A under the Securities Act regarding information that can be omitted from the Form F-1 prospectus at the time of effectiveness. In this regard, we note that the statement that you "will enter into
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Page 2

       subscription agreements directly with investors" implies that the terms and pricing of the issuance(s) have not yet been negotiated. Alternatively, please amend your registration statement on an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Rebekah Reed at 202-551-5332 or Cara Wirth at 202-551-7127 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Steve Lin